                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                               WESTWOOD ONE, INC.
                               ------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   961815 10 7
                              --------------------
                                 (CUSIP Number)


                              Neil A. Torpey, Esq.
                     Paul, Hastings, Janofsky & Walker LLP
                                399 Park Avenue
                            New York, New York 10022
                                 (212) 318-6000
               -------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)


                               September 22, 1999
                        -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


                               Page 1 of 8 pages
                            Exhibit Index on page 8

                                  SCHEDULE 13D

-----------------------------                        --------------------------
     CUSIP No. 961815 10 7                                Page 2 of 8 Pages
-----------------------------                        --------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     David I. Saperstein
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

                         11,723,413
                  --------------------------------------------------------------
   NUMBER OF       8     SHARED VOTING POWER
     SHARES
  BENEFICIALLY           NONE
     OWNED        --------------------------------------------------------------
    BY EACH        9     SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH            11,723,413
                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,723,413
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement on Schedule 13D relates is the common stock, $.01 par value (the "Issuer Common Stock"), of Westwood One, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9540 Washington Boulevard, Culver City, California 90232.


ITEM 2.   IDENTITY AND BACKGROUND.

          (a) David I. Saperstein (the "Reporting Person").

          (b) The Reporting Person's principal business address is c/o Weinstein, Spira & Company, 2200 Five Greenway Plaza, Houston, Texas 77047.

          (c) The present principal occupation of the Reporting Person is providing consulting services to the Issuer.

          (d), (e) During the last five years, the Reporting Person has neither been convicted in a criminal proceeding nor been a party to a civil proceeding as a result of which it or he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

          (f) The Reporting Person is a United States citizen.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Reporting Person acquired 11,423,413 shares of Issuer Common Stock in exchange for 7,615,609 shares of the common stock of Metro Networks, Inc. ("Metro"), par value $.001 ("Metro Common Stock"), pursuant to the Agreement and Plan of Merger, dated as of June 1, 1999, as amended as of August 20, 1999, among the Issuer, Copter Acquisition Corp. and Metro (the "Merger Agreement"). In addition, under the transactions contemplated by the Merger Agreement (the "Merger"), the Reporting Person received options to purchase 450,000 shares of Issuer Common Stock in exchange for the Reporting Person's options to purchase 300,000 shares of Metro Common Stock pursuant to certain Metro employee stock option plans. The Reporting Person has beneficial ownership of 300,000 of these shares of Issuer Common Stock.

          On October 16, 1996, the Reporting Person entered into a Stock Loan and Pledge Agreement (the "Metro Loan Agreement") with Metro, pursuant to which the Reporting Person borrowed 2,549,750 shares of Metro Common Stock from Metro (the "Metro Stock Loan"). As consideration for the Metro Stock Loan, the Reporting Person pledged all 2,549,750 shares of his Metro Series A Convertible Preferred Stock (the "Metro Preferred Stock"), paid an upfront loan transaction fee of $2,550 and agreed to pay an annual fee over the term of the loan of 0.1% of the average fair market value of such loaned shares during the five day period following Metro's initial public offering (the "IPO") which commenced on October 17, 1996. All 2,549,750 of such borrowed shares were sold in the IPO for $16.00 per share. On September 22, 1999, Metro, the Issuer and the Reporting Person entered into an Assignment, Assumption and Amendment Agreement (the "Assignment Agreement") wherein Metro assigned all of its right, title and interest in the Metro Loan Agreement to the Issuer. Pursuant to the Merger Agreement, the 2,549,750 shares of Metro Preferred Stock pledged to Metro (the "Metro Pledged Stock") were exchanged for 3,824,652 shares of Issuer's Series A Convertible Preferred Stock (the "Issuer Preferred Stock"), which shares have been pledged to secure the Metro Stock Loan.

         On October 16, 1996, the Reporting Person entered into five Stock Loan and Pledge Agreements (the "Trust Loan Agreements") with, respectively, the Michelle Joy Coppola 1994 Trust, the Jennifer Beth Saperstein 1994 Trust, the Jonathan Alexander Saperstein 1994 Trust, the Alexis Daniella Saperstein 1994 Trust and the Stefanie Nicole Saperstein 1994 Trust (such Trusts, collectively, the "Trusts"), pursuant to which the Reporting Person borrowed an aggregate of 1,050,250 shares of Metro Common Stock from the Trusts (the "Trust Stock Loans"). As consideration for the Trust Stock Loans, the Reporting Person pledged an aggregate of 1,050,250 shares of Metro Common Stock and agreed to pay an annual fee over the term of the loan of 0.1% of the average fair market value of such loaned shares during the preceding twelve month period. All 1,050,250 of such borrowed shares were sold by the Reporting Person in the IPO for $16.00 per share. Upon consummation of the Merger Agreement, the shares of Metro Common Stock pledged to the Trusts were converted into the right to receive 1,575,375 shares of Issuer Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person acquired the shares of Issuer Common Stock reported herein solely for investment purposes.

         (a), (e) Pursuant to the Merger Agreement, the Reporting Person received 3,824,625 shares of Issuer Preferred Stock in exchange for 2,549,750 shares of Metro Preferred Stock. By its terms, each share of Issuer Preferred Stock is convertible with no premium into one share of Issuer Common Stock at the option of the holder. However, under the Metro Loan Agreement and the Assignment Agreement, the Reporting Person may not convert the Issuer Preferred Stock into Issuer Common Stock prior to repaying the Metro Stock Loan. The Metro Stock Loan may be repaid only by delivering to the Issuer either the Issuer Preferred Stock or 3,824,625 shares of Issuer Common Stock. See Items
3 and 5.

         (d) Pursuant to the Merger Agreement, the Issuer agreed to add the Reporting Person and one additional person designated by the Reporting Person to its Board of Directors. In connection therewith, on September 22, 1999, the Reporting Person and Infinity Broadcasting Corporation ("Infinity") entered into a voting agreement (the "Voting Agreement"). Pursuant to the

Voting Agreement, (1) Infinity agreed to vote all shares of capital stock of the Issuer which Infinity owns or controls and which is entitled to vote thereon in favor of the election of the Reporting Person and a designee appointed by the Reporting Person to the Board of Directors of the Issuer, and (2) the Reporting Person agreed to vote all shares of capital stock of the Issuer which the Reporting Person owns or controls and which is entitled to vote thereon in favor of the election of the person or persons selected by Infinity for election to the Board of Directors of the Issuer. The Voting Agreement will terminate no later than the fourth anniversary of the date thereof.

          (b), (c), (f), (g), (h), (i) and (j)

          Not applicable.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Reporting Person beneficially owns an aggregate of 11,723,413 shares of Issuer Common Stock, constituting 20.9% of the total class.

          The shares of Issuer Common Stock reported herein as beneficially owned by the Reporting Person do not include an aggregate of 1,575,375 shares of Issuer Common Stock held by the Trusts, the beneficiaries of which are the children of the Reporting Person. The Reporting Person disclaims beneficial ownership of such shares. In addition, the shares of Issuer Common Stock reported herein as beneficially owned by the Reporting Person do not include the Issuer Preferred Stock owned by the Reporting Person and pledged to the Issuer pursuant to the Metro Loan Agreement and the Assignment Agreement. The Issuer Preferred Stock has not been included among the shares beneficially owned by the Reporting Person because it can only be converted into Issuer Common Stock upon repayment of the Metro Stock Loan. The Reporting Person has no plans at this time to repay the Metro Stock Loan and convert the Issuer Preferred Stock. See Items 3 and 4.

          (b) Except as specified in the Voting Agreement, the Reporting Person has sole voting and dispositive power as to 11,423,413 shares of Issuer Common Stock. See Items 4 and 5(a).

          (c) Other than as provided herein, no transactions in the Issuer Common Stock were effected during the past sixty days by the Reporting Person. See Item 3.

          (d) Under the terms of the Metro Loan Agreement, so long as the Metro Stock Loan is outstanding, the Issuer (as assignee of Metro) is entitled to receive distributions, if any, from the 3,824,625 shares of Issuer Common Stock loaned to the Reporting Person. Under the terms of each of the Trust Loan Agreements between the Reporting Person and the Trusts, so long as the Trust Stock Loans are outstanding, the Trusts are entitled to receive distributions, if any, from the 1,575,375 shares of Issuer Common Stock loaned, in the aggregate, to the Reporting Person.

         (e)       Not applicable.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         350,000 shares of Metro Common Stock held by Goldman, Sachs & Co. ("Goldman Sachs") are pledged to secure a loan of $5,000,000 made by Goldman Sachs to an entity controlled by the Reporting Person. Pursuant to the Merger Agreement, these shares were converted into the right to receive 525,000 shares of Issuer Common Stock.

         See Items 3, 4(a), (d) and (e) and 5(a) and (d).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (i) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Metro Networks, Inc. and David I. Saperstein.

         (ii) Assignment, Assumption and Amendment Agreement dated as of September 22, 1999, among Westwood One, Inc., Metro Networks, Inc. and David I. Saperstein.

         (iii) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Michelle Joy Coppola 1994 Trust and David I. Saperstein.(1)

         (iv) Merger Agreement, dated as of June 1, 1999, as amended, among Westwood One, Inc., Copter Acquisition Corp. and Metro Networks, Inc. Incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form S-4 (Registration Number 333-85609) filed on August 20, 1999.

         (v) Voting Agreement, dated as of September 22, 1999, between David I. Saperstein and Infinity Broadcasting Corporation.

---------------

(1) Except for the names of the parties, the four other Trust Loan Agreements are identical to the Trust Loan Agreement filed herewith and accordingly are not being filed.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 30, 1999



                                             /s/ David I. Saperstein
                                             ----------------------------------
                                             David I. Saperstein

                                 EXHIBIT INDEX

(i) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Metro Networks, Inc. and David I. Saperstein (incorporated by reference to Exhibit 99.(I) to Metro's Schedule 13D filed with the Securities and Exchange Commission on October 29, 1996).

(ii) Assignment, Assumption and Amendment Agreement dated as of September 22, 1999, among Westwood One, Inc., Metro Networks, Inc. and David I. Saperstein.

(iii) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Michelle Joy Coppola 1994 Trust and David I. Saperstein (incorporated by reference to Exhibit 99.(II) to Metro's Schedule 13D filed with the Securities and Exchange Commission on October 29, 1996).

(iv) Merger Agreement, dated as of June 1, 1999, as amended, among Westwood One, Inc., Copter Acquisition Corp. and Metro Networks, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form S-4 filed with the Securities and Exchange commission on August 20, 1999).

(v) Voting Agreement, dated as of September 22, 1999, between David I. Saperstein and Infinity Broadcasting Corporation.